SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 4)*

Greenfire Resources Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

39525U107

(CUSIP Number)

November 8, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Venkat Siva

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0 Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0 Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7%(1)

12.	TYPE OF REPORTING PERSON

IN

(1)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024, which includes 523,125 Common Shares underlying warrants currently exercisable.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anusha Krishnakumar

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0 Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0 Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7%(1)

12.	TYPE OF REPORTING PERSON

IN

(1)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024, which includes 523,125 Common Shares underlying warrants currently exercisable.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Annapurna Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0 Common Shares

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0 Common Shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Common Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.7%(1)

12.	TYPE OF REPORTING PERSON

CO

(1)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 19, 2024, according to the Form F-3 filed by the Issuer on September 20, 2024, which includes 523,125 Common Shares underlying warrants currently exercisable.

Item 1(a). Name of Issuer:

Greenfire Resources Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1900 - 205 5th Avenue SW

Calgary, Alberta T2P 2V7

Item 2. (a) Name of Persons Filing:

(b) Address of Principal Business Office or, if None, Residence:

(c) Citizenship:

The following entity and individuals, listed below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

Venkat Siva

Citizenship: United Kingdom

Anusha Krishnakumar

Citizenship: United Kingdom

Annapurna Limited

Citizenship: Isle of Man

The principal business address of each of the Reporting Persons is c/o Harris & Trotter LLP, Second Floor 18-20 North Quay, Douglas, Isle of Man, IM1 4LE.

Item 2(d). Title of Class of Securities:

Common shares, no par value (the “Common Shares”)

Item 2(e). CUSIP Number:

39525U107

Item 3. If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

Reference is hereby made to Item 4 of the Schedule 13G/A filed on September 18, 2024, which is incorporated by reference herein.

As of the close of business on November 8, 2024:

(i)	The Stock Purchase Agreement and Share Purchase Agreement in Item 4 of the Schedule 13G/A filed on September 18, 2024, have officially closed and all transfers of funds and Common Shares have now been completed. As a result of the above sale for 6,899,406 Common Shares, Annapurna beneficially owns 523,125 Common Shares underlying warrants currently exercisable and has now ceased to be a beneficial owner of more than five percent of Common Shares.

(ii)	2,864,175 Common Shares held by Annapurna that were previously subject to a pledge in favor of The Bank of New York Mellon as collateral agent for a third partner lender have been released as of June 28, 2024.

(ii)	Venkat Siva and Anusha Krishnakumar are deemed to have shared beneficial ownership of the Common Shares beneficially owned by Annapurna.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 12, 2024

Venkat Siva

By:	/s/ Venkat Siva

Anusha Krishnakumar

By:	/s/ Anusha Krishnakumar

Annapurna Limited

By:	/s/ Venkat Siva
Name:	Venkat Siva
Title:	Director